SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nuburu, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

67021W103
(CUSIP Number)

David Seldin
Anzu Partners LLC
Anzu Nuburu LLC
Anzu Nuburu II LLC
Anzu Nuburu III LLC
Anzu Nuburu V LLC
CST Global LLC
David & Jennifer Michael Family Ltd Partnership
Whitney Haring-Smith
Debrah Herman
c/o Debrah Herman
12610 Race Track Road, Suite 250
Tampa, Florida 33626
(240) 428-6817
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
David Seldin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,251,354 (1)

	8	SHARED VOTING POWER
11,147,650 (2)

	9	SOLE DISPOSITIVE POWER
2,251,354 (1)

	10	SHARED DISPOSITIVE POWER
11,147,650(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,399,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) 264,346 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), held directly by Mr. Seldin, (ii) 121,411 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (“Preferred Stock”), held directly by Mr. Seldin, assuming such shares of Preferred Stock have been converted into Common Stock at a Preferred Conversion Price (as defined below) equal to $10.00 divided by $5.00, which represents the maximum number of shares issuable to holders of Preferred Stock (the “Maximum Preferred Conversion Ratio”) and (iii) 1,744,186 shares of Common Stock issuable to Mr. Seldin upon conversion of the 7% convertible promissory notes due 2026 (the “Convertible Notes”) issued pursuant to that certain Note and Warrant Purchase Agreement, dated as of June 12, 2023, by and among the Issuer and the investors listed on Schedule I thereto (the “Purchase Agreement”). The Preferred Stock is convertible at any time into Common Stock at a conversion rate equal to $10.00 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding) divided by the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the lowest volume weighted average price per share of Common Stock as displayed under the heading Bloomberg VWAP (the “VWAP”) for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $5.00, in each case subject to adjustment as set forth in the Certificate of Designations of Series A Preferred Stock (the “Preferred Conversion Price”). The Convertible Notes and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Notes into shares of Common Stock at a conversion price of $0.688 (subject to adjustment pursuant to the terms of the Convertible Notes, the “Convertible Note Conversion Price”). Interest accrues on the unpaid principal amount of the Convertible Notes at a rate equal to 7% per annum, but it is not due and payable until the maturity date.

(2)
Reflects (i) (a) 93,521 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners LLC (“Anzu Partners”), (ii) (a) 2,114,451 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu LLC (“Anzu Nuburu”), (iii) (a) 972,535 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II LLC (“Anzu Nuburu II”), (iv) (a) 799,143 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III LLC (“Anzu Nuburu III”) and (v) (a) 5,320,946 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V LLC (“Anzu Nuburu V” and, collectively with Anzu Nuburu, Anzu Nuburu II and Anzu Nuburu III, the “Anzu SPVs”), assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Mr. Seldin disclaims beneficial ownership with respect to the shares held directly by Anzu Partners and the Anzu SPVs, except to the extent of his pecuniary interest therein, if any.

1	NAMES OF REPORTING PERSONS
Anzu Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,093,521 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,093,521 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,093,521

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 93,521 shares of Common Stock held directly by Anzu Partners and (ii) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Ratio.

1	NAMES OF REPORTING PERSONS
Anzu Nuburu LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,309,269 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,309,269 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,309,269

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 2,114,451 shares of Common Stock held directly by Anzu Nuburu and (ii) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

1	NAMES OF REPORTING PERSONS
Anzu Nuburu II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,062,069 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,062,069 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,062,069

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 972,535 shares of Common Stock held directly by Anzu Nuburu II and (ii) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

1	NAMES OF REPORTING PERSONS
Anzu Nuburu III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
873,017 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
873,017 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
873,017

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 799,143 shares of Common Stock held directly by Anzu Nuburu III and (ii) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

1	NAMES OF REPORTING PERSONS
Anzu Nuburu V LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,809,774 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,809,774 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,809,774

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 5,320,946 shares of Common Stock held directly by Anzu Nuburu V and (ii) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

1	NAMES OF REPORTING PERSONS
CST Global LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
206,672 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
206,672 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
206,672

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 12,759 shares of Common Stock held directly by CST Global LLC, (ii) 24,282 shares of Preferred Stock held directly by CST Global LLC, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio and (iii) 145,349 shares of Common Stock issuable to CST Global LLC upon conversion of Convertible Notes issued pursuant to the Purchase Agreement. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. The Convertible Notes and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Notes into shares of Common Stock at the applicable Convertible Note Conversion Price.” Interest accrues on the unpaid principal amount of the Convertible Notes at a rate equal to 7% per annum, but it is not due and payable until the maturity date.

1	NAMES OF REPORTING PERSONS
David & Jennifer Michael Family Ltd Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,169 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
54,169 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 54,169 shares of Common Stock held directly by David & Jennifer Michael Family Ltd Partnership.

1	NAMES OF REPORTING PERSONS
Whitney Haring-Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,660 (1)

	8	SHARED VOTING POWER
1,093,521 (2)

	9	SOLE DISPOSITIVE POWER
30,660 (1)

	10	SHARED DISPOSITIVE POWER
1,093,521 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,124,181

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) 6,378 shares of Common Stock held directly by Mr. Haring-Smith and (ii) 12,141 shares of Preferred Stock held directly by Mr. Haring-Smith, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

(2)
Reflects (i) (a) 93,521 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Mr. Haring-Smith and Mr. Seldin are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Haring-Smith disclaims beneficial ownership with respect to the shares held directly by Anzu Partners, except to the extent of his pecuniary interest therein, if any.

1	NAMES OF REPORTING PERSONS
Debrah Herman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,054,129 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,054,129 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,054,129

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) (a) 2,114,451 shares of Common Stock and (b) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, (ii) (a) 972,535 shares of Common Stock and (b) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, (iii) (a) 799,143 shares of Common Stock and (b) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III and (iv) (a) 5,320,946 shares of Common Stock and (b) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Ms. Herman and Mr. Seldin are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Ms. Herman disclaims beneficial ownership with respect to the shares held directly by the Anzu SPVs, except to the extent of her pecuniary interest therein, if any.

Explanatory Note

This Amendment No. 3 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 (the “Original Schedule 13D” and, as amended by the Schedule 13D Amendment filed with the SEC on March 13, 2023, the Schedule 13D Amendment filed with the SEC on June 29, 2023 and this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of David Seldin, Whitney Haring-Smith, Debrah Herman, David & Jennifer Michael Family Ltd Partnership, a California limited partnership, CST Global LLC, a Wyoming limited liability company, Anzu Partners LLC, a Florida limited liability company, Anzu Nuburu LLC, a Florida limited liability company (“Anzu Nuburu”), Anzu Nuburu II LLC, a Florida limited liability company (“Anzu II”), Anzu Nuburu III LLC, a Florida limited liability company (“Anzu III”), and Anzu Nuburu V LLC, a Florida limited liability company (“Anzu V” and collectively with Anzu Nuburu, Anzu II and Anzu III, the “Anzu SPVs,” and the Anzu SPVs collectively with the others named above, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Nuburu, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in paragraphs (a) - (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety by the following.

(a) - (b) The percentage of beneficial ownership reported by each Reporting Person in this Schedule 13D is based on an aggregate of 35,412,925 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission (“SEC”) on August 11, 2023, and any shares of Common Stock issuable upon (i) the conversion of any shares of Preferred Stock beneficially owned by the Reporting Person (assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio) and (ii) the conversion of Convertible Notes beneficially owned by the Reporting Person at the Convertible Note Conversion Price, as applicable (the “Outstanding Shares”).

(i) Mr. Seldin beneficially owns an aggregate of 13,399,004 shares of Common Stock constituting approximately 34.14% of the Outstanding Shares. Mr. Seldin has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 2,251,354 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Mr. Seldin has shared power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 11,147,650 shares of Common Stock;

(ii) Anzu Partners beneficially owns an aggregate of 1,093,521 shares of Common Stock constituting approximately 3.0% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(iii) Anzu Nuburu beneficially owns an aggregate of 2,309,269 shares of Common Stock constituting approximately 6.49% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(iv) Anzu Nuburu II beneficially owns an aggregate of 1,062,069 shares of Common Stock constituting approximately 2.99% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(v) Anzu Nuburu III beneficially owns an aggregate of 873,017 shares of Common Stock constituting approximately 2.46% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vi) Anzu Nuburu V beneficially owns an aggregate of 5,809,774 shares of Common Stock constituting approximately 16.18% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vii) CST Global beneficially owns an aggregate of 206,672 shares of Common Stock constituting approximately 0.58% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(viii) David & Jennifer Michael Family Ltd Partnership beneficially owns an aggregate of 54,169 shares of Common Stock constituting approximately 0.15% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

 (ix) Mr. Haring-Smith beneficially owns an aggregate of 1,124,181 shares of Common Stock constituting approximately 3.09% of the Outstanding Shares. Mr. Haring-Smith has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 30,660 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. As a result of the foregoing, Mr. Haring-Smith has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 1,093,521 shares of Common Stock; and

(x) Ms. Herman beneficially owns an aggregate of 10,054,129 shares of Common Stock constituting approximately 27.73% of the Outstanding Shares. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Ms. Herman has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 10,054,129 shares of Common Stock.

The information set forth in paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following:

(c) The Reporting Persons effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Schedule 13D Amendment, or since the last Schedule 13D filing, whichever is less:

Name	Nature of Transaction	Date	Number of Shares of Common Stock	Weighted Average Price Per Share	Range of Prices
Anzu Nuburu V LLC	Open Market Sale	08/07/2023	8,281	$0.7104	$0.7095-$0.7127
Anzu Nuburu LLC	Open Market Sale	08/07/2023	3,291	$0.7104	$0.7095-$0.7127
Anzu Nuburu II LLC	Open Market Sale	08/07/2023	1,514	$0.7104	$0.7095-$0.7127
Anzu Nuburu III LLC	Open Market Sale	08/07/2023	1,244	$0.7104	$0.7095-$0.7127
David Seldin	Open Market Sale	08/07/2023	411	$0.7104	$0.7095-$0.7127
Anzu Partners LLC	Open Market Sale	08/07/2023	146	$0.7104	$0.7095-$0.7127
David & Jennifer Michael Family Ltd Partnership	Open Market Sale	08/07/2023	84	$0.7104	$0.7095-$0.7127
CST Global LLC	Open Market Sale	08/07/2023	20	$0.7104	$0.7095-$0.7127
Whitney Haring-Smith	Open Market Sale	08/07/2023	10	$0.7104	$0.7095-$0.7127
Anzu Nuburu V LLC	Open Market Sale	08/08/2023	4,444,324	$1.0874	$0.68-$2.14
Anzu Nuburu LLC	Open Market Sale	08/08/2023	1,766,048	$1.0874	$0.68-$2.14
Anzu Nuburu II LLC	Open Market Sale	08/08/2023	812,289	$1.0874	$0.68-$2.14
Anzu Nuburu III LLC	Open Market Sale	08/08/2023	667,465	$1.0874	$0.68-$2.14
David Seldin	Open Market Sale	08/08/2023	220,790	$1.0874	$0.68-$2.14
Anzu Partners LLC	Open Market Sale	08/08/2023	78,111	$1.0874	$0.68-$2.14
David & Jennifer Michael FamilyLtd Partnership	Open Market Sale	08/08/2023	45,243	$1.0874	$0.68-$2.14
CST Global LLC	Open Market Sale	08/08/2023	10,655	$1.0874	$0.68-$2.14
Whitney Haring-Smith	Open Market Sale	08/08/2023	5,328	$1.0874	$0.68-$2.14
Anzu Nuburu V LLC	Open Market Sale	08/09/2023	19,777	$0.6815	$0.6202-$0.688
Anzu Nuburu LLC	Open Market Sale	08/09/2023	7,859	$0.6815	$0.6202-$0.688
Anzu Nuburu II LLC	Open Market Sale	08/09/2023	3,615	$0.6815	$0.6202-$0.688
Anzu Nuburu III LLC	Open Market Sale	08/09/2023	2,970	$0.6815	$0.6202-$0.688
David Seldin	Open Market Sale	08/09/2023	983	$0.6815	$0.6202-$0.688
Anzu Partners LLC	Open Market Sale	08/09/2023	348	$0.6815	$0.6202-$0.688
David & Jennifer Michael Family Ltd Partnership	Open Market Sale	08/09/2023	201	$0.6815	$0.6202-$0.688
CST Global LLC	Open Market Sale	08/09/2023	47	$0.6815	$0.6202-$0.688
Whitney Haring-Smith	Open Market Sale	08/09/2023	24	$0.6815	$0.6202-$0.688
Anzu Nuburu V LLC	Open Market Sale	08/10/2023	323,586	$0.7408	$0.55-$0.845
Anzu Nuburu LLC	Open Market Sale	08/10/2023	128,584	$0.7408	$0.55-$0.845
Anzu Nuburu II LLC	Open Market Sale	08/10/2023	59,142	$0.7408	$0.55-$0.845
Anzu Nuburu III LLC	Open Market Sale	08/10/2023	48,597	$0.7408	$0.55-$0.845
David Seldin	Open Market Sale	08/10/2023	16,075	$0.7408	$0.55-$0.845
Anzu Partners LLC	Open Market Sale	08/10/2023	5,687	$0.7408	$0.55-$0.845
David & Jennifer Michael Family Ltd Partnership	Open Market Sale	08/10/2023	3,294	$0.7408	$0.55-$0.845
CST Global LLC	Open Market Sale	08/10/2023	776	$0.7408	$0.55-$0.845
Whitney Haring-Smith	Open Market Sale	08/10/2023	388	$0.7408	$0.55-$0.845
Anzu Nuburu V LLC	Open Market Sale	08/11/2023	1,325	$0.6934	$0.563-$0.74
Anzu Nuburu LLC	Open Market Sale	08/11/2023	527	$0.6934	$0.563-$0.74
Anzu Nuburu II LLC	Open Market Sale	08/11/2023	242	$0.6934	$0.563-$0.74
Anzu Nuburu III LLC	Open Market Sale	08/11/2023	199	$0.6934	$0.563-$0.74
David Seldin	Open Market Sale	08/11/2023	66	$0.6934	$0.563-$0.74
Anzu Partners LLC	Open Market Sale	08/11/2023	23	$0.6934	$0.563-$0.74
David & Jennifer Michael Family Ltd Partnership	Open Market Sale	08/11/2023	13	$0.6934	$0.563-$0.74
CST Global LLC	Open Market Sale	08/11/2023	3	$0.6934	$0.563-$0.74
Whitney Haring-Smith	Open Market Sale	08/11/2023	2	$0.6934	$0.563-$0.74

The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Item 5(c).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2023

Anzu Nuburu LLC		Anzu Nuburu II LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Nuburu III LLC		Anzu Nuburu V LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Partners LLC		David M. Seldin

By:	/s/ David Seldin	/s/ David M. Seldin
Name: David Seldin
Title: Manager

David & Jennifer Michael Family Ltd Partnership		CST Global LLC

By:	/s/ David Michael	By:	/s/ David Michael
Name: David Michael		Name: David Michael
Title: General Partner		Title: Manager

Whitney Haring-Smith	Debrah Herman

/s/ Whitney Haring-Smith	/s/ Debrah Herman